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Alan I. Annex, Esq.
212-801-9323
annexa@gtlaw.com

                      June 21, 2005

VIA EDGAR TRANSMISSION

Max A. Webb, Esq.
Daniel Morris, Esq.
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Jean Yu
Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CKX, Inc. Pre-Effective Amendment No. 3 to Registration Statement on Form S-1 (No. 333-123995)

Ladies and Gentlemen:

        On behalf of CKX, Inc., a Delaware corporation (the "Registrant"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission"), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 3 ("Amendment No. 3") to the Registrant's Registration Statement on Form S-1 (No. 333-123995), originally filed with the Commission on April 11, 2005, as amended by Amendment No. 1 thereto ("Amendment No. 1") filed on May 19, 2005 and Amendment No. 2 thereto ("Amendment No. 2") filed on June 6, 2005 (together, the "Registration Statement"), including one complete electronic version of the exhibits filed therewith, for registration under the Securities Act of the offer and sale of up to $422,625,000 of shares of the Registrant's common stock, par value $.01 per share (the "Common Stock").

        Amendment No. 3 responds to the comments heretofore received from the Commission's staff (the "staff") by two letters dated June 17 and June 20, 2005 (the June 20, 2005 letter is referred to herein as the "June 20 Comment Letter") with respect to the Registration Statement. For the staff's convenience, the staff's comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the staff's comments contained in the June 20 Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the staff, to the extent there have occurred pagination changes with respect to certain text contained in Amendment No. 2 filed with the Commission on June 6, 2005, the Registrant has indicated the new page numbers on which the beginning of such revised text now appears in Amendment No. 3. All capitalized terms used and not defined herein have the respective meanings assigned to them in the June 20 Comment Letter.

        The Registrant notes that an aggregate filing fee of $49,742.96 was paid by the Registrant in two payments prior to the date hereof. On April 11, 2005, the Registrant paid $37,222.63 and on June 6, 2005, the Registrant paid $12,520.33, each by wire transfer to the Commission's U.S. Treasury lockbox depository account maintained at Mellon Bank N.A. (Receiving Bank ABA No. 04300261) in connection with the filing of the Registration Statement and Amendment No. 2 with the Commission on such dates.

The June 20 Comment Letter

Amendment No. 2

Director Compensation, page 91

1.
We note your response to our prior comment number 9 but do not concur with your conclusion that because the stock grants to Mr. Langer and Mr. Harnick are contingent on the closing of the offering, and will be recognized over five years, no disclosure in MD&A is required at this time since this item is not material. As requested in our prior comment, please disclose in MD&A the number of restricted shares that will be issued in connection with your planned offering and disclose the amount of expense that you expect to recognize upon completion of the offering and in future periods.

        The Registrant has disclosed in MD&A on page 65 and under the caption "Director Compensation" on page 94 that it will issue an aggregate of 75,000 restricted shares to two directors, both in consideration for services provided in connection with the completion of its offering that went beyond the normal requirements of serving as a director or on a committee of the board of directors, as well as for each director's commitment to continue to serve in his current capacity on the board of directors and as committee chairman for a period of five years. The Registrant has also added disclosure on pages 66 and 95 to reflect the estimated amount of expense expected to be recognized as compensation expense upon completion of such offering ($0.2 million) and in future periods ($1.0 million over five years).

Note 3—Capital Structure, page F-10
The Presley Acquisition (Predecessor), page F-11

2.
We note your response to prior comment number 11. Please expand your disclosure to explain why the fair value of the Series B Convertible Preferred Stock is equivalent to the stated value of $15.30 per share. Also, explain in your notes the reason(s) why the fair value of Series B Convertible Preferred Stock is significantly higher than the value of common shares issued on the same date.

        The Registrant has revised its disclosure on pages 57, F-11 and F-12 to explain why the fair value of the Series B Convertible Preferred Stock is equivalent to the stated value of $15.30 per share. The Registrant has added disclosure stating that a valuation was prepared and disclosed the factors used in the valuation. The Registrant also disclosed the reasons why the fair value of the Series B Convertible Preferred Stock is significantly higher than the value of common shares issued on the same date.

Note 6—Acquisitions, page F-15

3.
Please revise Note 6 to disclose the factors that contributed to a purchase price that resulted in recognition of significant amounts of goodwill in connection with the Presley Business and 19 Entertainment acquisitions.

        The Registrant has revised Note 6 on page F-17 to disclose certain factors that contributed to a purchase price that resulted in recognition of significant amounts of goodwill in connection with the Presley Business acquisition.

        Furthermore, the Registrant has added disclosure to Note 6 on page F-20 to disclose certain factors that contributed to a purchase price that resulted in recognition of significant amounts of goodwill in connection with the 19 Entertainment acquisition.

        The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

        Should any member of the staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 3, please do not hesitate to contact the undersigned.

Very truly yours,
/s/ Alan I. Annex, Esq.
Alan I. Annex, Esq.
cc:	Robert F.X. Sillerman Howard J. Tytel, Esq. Michael L. Pflaum, Esq. Marc D. Jaffe, Esq.

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The June 20 Comment Letter Amendment No. 2